One Astoria Federal Plaza Lake Success, NY 11042-1085 (516) 327-3000

February 24, 2012

Mr. Michael R. Clampitt

Senior Counsel Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Astoria Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 25, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011 Filed November 4, 2011
File No. 001-11967

Dear Mr. Clampitt:

We wish to acknowledge receipt of your letter dated December 23, 2011 concerning the Securities and Exchange Commission’s review of the disclosures contained in Astoria Financial Corporation’s (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2010 and Form 10-Q for the Quarterly Period Ended September 30, 2011. As discussed during our phone conversation on Monday February 6, 2012, I indicated to you that we did not receive your original email and we first received your letter on that Monday. The following sets forth the Company’s responses to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Regulation and Supervision, page 21

1. To the extent you have received any formal or informal, written or unwritten guidance from your banking regulators which is likely to have a material impact on your results of operations, liquidity, capital, or financial position, please confirm, if true, that you have clearly disclosed the material effects of such guidance. If not, please revise future filings to provide such disclosure.

Any formal or written industry guidance issued by our regulators that is likely to have a material impact on us has in the past and would in the future generally be disclosed in the Regulation and Supervision section of the Form 10-K including what impact, if any, the guidance might have on us. Proposed and pending industry guidance that is likely to have a material impact on us has in the past and would in the future generally be disclosed in the Risk Factors section of the Form 10-K or Form 10-Q including what impact, if any, the guidance might have on us. We have not received any informal or unwritten guidance from our banking regulators which is likely to have a material impact on our results of operations, liquidity, capital or financial position.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

In future filings, beginning with the December 31, 2011 Form 10-K, we will add a sentence to the Regulation and Supervision section to indicate that other than the disclosures noted in the Regulation and Supervision section and Risk Factors section, there is no additional guidance from our banking regulators which is likely to have a material impact on our results of operations, liquidity, capital or financial position.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

(g) Loans Receivable and Allowance for Loan Losses, page 108

2. Please tell us and expand future filings to disclosure how you consider all historical loss experience when collectively evaluating loans for impairment and discuss the historical periods specifically considered in your analysis. In your disclosure, include additional granularity regarding any adjustments made to historical losses and, if applicable, discuss the specific facts and circumstances that is the basis for such adjustments.

We segment our one-to-four family mortgage loan portfolio by interest-only and amortizing loans, full documentation and reduced documentation loans and year of origination and analyze our historical loss experience and delinquency levels and trends of these segments. We segment our consumer and other loan portfolio by home equity lines of credit, business loans, revolving credit lines and installment loans and perform similar historical loss analyses. We analyze multi-family and commercial real estate loans by portfolio. In determining our allowance for non-performing loans, we consider our aggregate historical loss experience with respect to the ultimate disposition of the underlying collateral. To further enhance our non-performing loan analysis, during the quarter ended June 30, 2011, we began segmenting our non-performing one-to-four family loans by state and analyzing our historical loss experience and cure rates by state. These analyses and the resulting range of allowance percentages are used as an integral part of our judgment in developing estimated loss percentages to apply to the portfolio segments.

We analyze our historical loss experience over twelve month, fifteen month, eighteen month and twenty-four month periods, however our quantitative allowance coverage percentages are based on our twelve month loss history. We believe the twelve month loss analysis is reflective of current conditions and the potential impact on our future loss exposure. However, the longer periods provide further insight into trends or anomalies and can be a factor in making adjustments to the twelve month analysis. For example, if historically a particular loan type had a consistent loss experience ranging between 75 and 85 basis points and the latest twelve month loss analysis indicated a loss experience of 50 basis points, we would not automatically change our loss estimate based on our latest analysis since initially we would likely be uncertain if the decrease in loss experience represents a true change in trend or is simply an anomaly. Also, for a particular loan type we may not have sufficient loss history to develop a reasonable estimate of loss. In that circumstance we would consider our loss experience for other, similar loan types. Additionally, multi-family and commercial real estate loss experience may be adjusted based on the composition of the losses (loan sales, short sales and partial charge-offs). We update our historical loss analyses quarterly and evaluate the need to modify our quantitative allowance as a result of our updated charge-off and loss analyses. The historical loss component of the allowance for loan losses is determined by applying the results of this quantitative analysis to each of our loans.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

We then consider qualitative factors with the purpose of assessing the adequacy of the overall allowance for loan losses as well as the allocation of the allowance for loan losses to specific loan types. The qualitative factors we consider can generally be categorized as: economic (unemployment levels, home values, general economic outlook); portfolio composition (loan types, product types, geography); and analytical (coverage ratios, peer analysis, uncertainties in assumptions).

Quantitative and qualitative allowance calculations are adjusted quarterly, based on the results of the above analyses, to reflect our current estimates of the amount of probable losses inherent in our loan portfolio in determining our allowance for loan losses.

In future filings, beginning with the March 31, 2012 Form 10-Q, we will enhance the disclosures in the loan footnote to address the foregoing and our disclosures related to interest-only loans to include the timing and balances of loans scheduled to enter their amortization period.

Note 5. Loans Receivable and Allowance for Loan Losses, page 118

3. We note your disclosure that you have significant impaired one-to-four family mortgage loans with partial charge-offs of a portion of the outstanding principal. Please tell us, and revise future filings, to disclose the following:

•	your charge-off policies for each type of loan and whether you have revised these policies;

Our policy with respect to one-to-four family mortgage loan charge-offs, which has been applied consistently over the past several years, is as follows:

All of our one-to-four family mortgage loans are individually evaluated for impairment at 180 days delinquent and annually thereafter. We record a charge-off for the portion of the recorded investment in the loan in excess of the estimated fair value of the underlying collateral less estimated selling costs. Updated estimates of collateral values on one-to-four-family loans are obtained primarily through automated valuation models.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

•	the specific triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve;

Our policy to charge-off a portion of the loan as compared to recording a specific or general reserve is in accordance with the Federal Financial Institutions Examination Council Guidance entitled Uniform Retail Credit Classification and Account Management Policy which appeared in the June 12, 2000 Federal Register (Vol.65, No. 113, 36903), or the FFIEC Guidance. The FFIEC Guidance states that “For open- and closed-end loans secured by residential real estate, a current assessment of value should be made no later than 180 days past due. Any outstanding loan balance in excess of the value of the property, less cost to sell, should be classified as Loss and charged-off.”

•	how partial charge-off’s impact your credit quality metrics and trends and identify those most impacted. For example, discuss how recording partial charge-off’s lowers your allowance for loan losses as a percentage of total loans and lowers your allowance for loan losses as a percentage of nonperforming loans as compared to if you recorded specific reserves; and

Partial charge-offs on one-to-four family loans impact our credit quality metrics and trends. The impact of updating the estimates of collateral value and recognizing any required charge-offs is to increase charge-offs and reduce the allowance for loan losses required on these loans. This accounting lowers our allowance for loan losses as a percentage of total loans and, more significantly, lowers our allowance for loan losses as a percentage of non-performing loans.

Additionally, please refer to our response to Comment #6, Bullet #2.

•	the comparability of your credit quality metrics and trends with your peers that do not record partial charge-off’s.

The FFIEC Guidance is applicable to all depository institutions and therefore applies to all of our peers. If any peers do not record partial charge-offs, then we would expect our credit quality metrics to be lower than that of our peers, assuming all other factors are the same. As a result, we disclose information related to our 180 day loans including: total loans over 180 days past due; net charge-offs related to such loans; the allowance for loan losses related to such loans; and the ratio of the allowance for loan losses to non-performing loans excluding 180 day past due loans and their related allowance. These disclosures are currently contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Provision for Loan Losses.

Additionally, please refer to our response to Comment #6, Bullet #2.

Most of the information above is currently disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Allowance for Loan Losses and Results of Operations – Provision for Loan Losses. In future filings, beginning with the March 31, 2012 Form 10-Q, we will enhance the disclosures in the loan footnote to address the foregoing.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

Note 17. Fair Value Measurements, page 141

4. Please revise your future filings to disclose how often you obtain updated appraisals for impaired loans and describe in detail any adjustments you make to the appraised values and the facts and circumstances related to the adjustments.

We obtain updated estimates of collateral value on impaired one-to-four family loans at 180 days past due and annually thereafter. Updated estimates of collateral value on one-to-four family loans are obtained primarily through automated valuation models. Additionally, our loan servicer performs property inspections to monitor and manage the collateral on our one-to-four family loans when they become 45 days past due and monthly thereafter until the foreclosure process is complete. We obtain updated estimates of collateral value using third party appraisals on non-performing impaired multi-family, commercial real estate and construction loans with balances of $1.0 million or greater when the loans initially become non-performing. Annually thereafter, inspections of these properties are performed by our Portfolio Management Department to monitor the collateral. Appraisals on multi-family, commercial real estate and construction loans are reviewed by our internal certified appraisers. Adjustments to final appraised values obtained from independent third party appraisers and automated valuation models are not made.

In future filings, beginning with the March 31, 2012 Form 10-Q, we will enhance the disclosures in the fair value measurements footnote to address the foregoing.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Equity-Based Compensation, page 38

5. Please revise future filings to disclose what elements of individual performance were taken into account in determining the equity-based compensation of your officers. Refer to Item 402(b)(2)(vii) of Regulation S-K.

On January 31, 2011, the Compensation Committee approved restricted stock awards to all officers holding the title of Vice President or higher. A total of 539,530 shares of AFC Common Stock were awarded to the officers at that time, with 336,170 of such shares awarded to the seven executive officers at that time. These shares at the time of the award had an aggregate value of $7,682,907, a reduction of 24% from the prior year’s grant, with the shares awarded to the executive officers having a value of $4,787,061 on the date of the awards, a reduction of 27% from the prior year’s grant. No annual award was made for 2012.

The level of restricted stock awarded to each officer, including the executive officers, is established at the discretion of the Compensation Committee and was based, for 2011, upon recommendations made by Hewitt Associates, LLC, the predecessor to AON Hewitt. See page [   ] under the heading Compensation Committee – Corporate Governance for additional information regarding this matter. Among the specific factors considered in determining the level of grant for any particular officer is the overall cost of the awards and the officer’s rank, responsibilities and ability to impact the overall financial performance of AFC, the officer’s salary and the officer’s individual performance. Among the elements of individual performance and contribution considered by the Compensation Committee for each Named Executive Officer were the extent to which such officer demonstrated leadership and motivational qualities, the effectiveness of such officer in managing operations within his areas of responsibility, such officer’s effectiveness in adapting to unforeseen circumstances, the extent to which such officer’s individual performance contributed to AFC meeting its corporate goals for the year as compared to the other executive officers, and how such officer’s individual performance measured up to the individual goals and objectives set at the beginning of the fiscal year. In the case of the Chief Executive Officer, the Compensation Committee also took into account the extent to which he succeeded in implementing AFC’s business plan, as well as how effectively he guided executive management in connection with AFC ‘s corporate performance goals.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

In future filings, beginning with the April 2012 Definitive Proxy Statement on Schedule 14A, we will enhance our disclosures related to what elements of individual performance were taken into account in determining the equity-based compensation of our officers as provided above.

Form 10-Q for the Period Ended September 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Results of Operations

Provision for Loan Losses, page 53

6. We note your presentation of the ratio of allowance for loan losses to non-performing loans excluding one-to-four family non-performing loans 180 days or more past due and your indication that this is a non-GAAP financial measure. Please tell us and include the following disclosures in future filings:

•	provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented; and

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

The following is a reconciliation of the non-GAAP financial measure to the most directly comparable financial measure presented:

09/30/2011

Non-performing loans (NPL), as reported	379,983
1-4 family loans > 180 days	258,680
Adjusted non-performing loans	121,303

Total allowance for loans (ALLL), as reported	178,351
Allowance related to 1-4 family loans > 180 days	7,283
Adjusted allowance for loan losses	171,068

ALLL to NPL, as reported	46.94%
Adjusted ALLL to Adjusted NPL (excl > 180 day)	141.03%

•	disclose the reasons why you believe this presentation provides useful information to investors and specify how management uses these measures.

When analyzing our asset quality trends and coverage ratios, consideration is given to the accounting for non-performing loans, particularly when reviewing our allowance for loan losses to non-performing loans ratio. Included in our non-performing loans are one-to-four family mortgage loans which are 180 days or more past due. We update our collateral values on one-to-four family mortgage loans which are 180 days past due and annually thereafter. If the estimated fair value of the loan collateral less estimated selling costs is less than the recorded investment in the loan, a charge-off of the difference is recorded to reduce the loan to its fair value less estimated selling costs. Therefore, certain losses inherent in our non-performing one-to-four family mortgage loans are being recognized through a charge-off at 180 days of delinquency and annually thereafter. The impact of updating these estimates of collateral value and recognizing any required charge-offs is to increase charge-offs and reduce the allowance for loan losses required on these loans. Therefore, when reviewing the adequacy of the allowance for loan losses as a percentage of non-performing loans, the impact of these charge-offs is considered. We believe investors should be aware of the coverage ratio on non-performing loans after giving effect to those non-performing loans for which a charge-off has already been taken.

Additionally, please refer to our response to Comment #3, Bullets #3 and #4.

Refer to Item 10(e)(1) of Regulation S-K.

In future filings, beginning with the December 31, 2011 Form 10-K, we will add a reconciliation of GAAP measures to non-GAAP measures. Substantially all of the above text is currently disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Provision for Loan Losses. We will enhance the text in the December 31, 2011 Form 10-K as necessary to conform to the above.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

The Company acknowledges the following:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (516) 327-7820 if you have any questions.

Sincerely,

/s/ Frank E. Fusco

Frank E. Fusco

Senior Executive Vice President, Treasurer

and Chief Financial Officer

Astoria Financial Corporation